Exhibit 14.1

Code of Conduct and Business Ethics

Table of Contents

Overview	1

Compliance and Reporting Policy	3

Non-Retaliation Policy	4

Respect for All	4

Equal Opportunity and Nondiscrimination	4

Harassment	5

Substance Abuse	5

Compliance with Laws and Regulations	5

Insider Trading	5

Healthcare Laws	6

Foreign Corrupt Practices Act	7

Record Keeping and Reporting	7

Document Retention	8

Avoidance of Conflicts of Interest	8

Gifts and Entertainment	8

Corporate Opportunities	9

Protecting Company Assets	10

Protecting Physical Assets	10

Protecting Intellectual Property	10

Protecting Proprietary Information	11

Our Vendors, Consultants and Other Business Partners	11

Fair Dealing & Competition	11

Documentation of Expenditures	11

Vendor Selection	11

Third-Party Information	12

Advertising, Sales and Packaging	12

Seattle Genetics’ Role in the Community	12

Contacts with the Media and Investment Community	12

Personal Public Statements and Publications	12

Non-Retaliation	13

Receiving, Investigating and Resolving Complaints	13

Waivers under The Code	13

Conclusion	14

ii

Overview

The Seattle Genetics, Inc. Code of Conduct and Business Ethics (“The Code”) is Seattle Genetics’ statement of ethical and compliance principles that guide the company’s operations. The Code establishes Seattle Genetics’ expectations that all directors, officers and employees of the company will act in accordance with applicable laws, regulations and company policies.

The Code is one element of Seattle Genetics’ efforts to ensure lawful and ethical conduct by the company and its subsidiaries and their employees, officers and directors. It is part of a larger process that includes compliance by all employees, officers and directors with all corporate policies and procedures, open communication throughout the company, and the use and expectation of the highest integrity and good judgment. Although laws and customs will vary in different locations where we may operate, our basic ethical responsibilities are global.

Why are The Code, and compliance and ethics, important to the company?

The Code summarizes the key laws, regulations and company policies that apply cross-functionally to all employees. There are many benefits from having employees follow The Code, including:

•	enhancing employee confidence in decision-making,

•	increasing employee awareness of when to seek help,

•	supporting Seattle Genetics’ values, and

•	enhancing external relationships with customers, business partners, regulators, and others, and avoiding the costs and other consequences of noncompliance (for the company and individual employees).

To whom does The Code apply?

The standards set forth in The Code apply to all Seattle Genetics employees. The Code also applies to members of the Seattle Genetics board of directors when carrying out their duties as directors. Expectations of external parties are established by contract. Employees of third party vendors are encouraged to learn about The Code and their own codes of conduct, and to take any required training.

What are your obligations regarding The Code?

All officers and employees are required to read The Code and certify that you have read and understand it and agree to follow the requirements it outlines.

As Seattle Genetics employees, we are in the best position to enhance the company’s reputation in the community and to make Seattle Genetics a better place to work. Under The Code, each employee and director individually must:

•	Act with honesty and integrity at all times as a representative of the company;

•	Become familiar with, and conduct company business in compliance with, applicable laws, rules and regulations;

•	Understand and comply with the company’s standards of business conduct and underlying policies and procedures;

•	Adhere to company standards for protecting the safety and health of our employees, our customers, physicians prescribing our products and their patients, as well as our communities;

•	Treat patients, customers, partners and suppliers in an honest and fair manner, with integrity;

•	Be able to identify and appropriately handle actual or apparent conflicts of interest and avoid situations where personal interests are, or appear to be, in conflict with company interests;

•	Safeguard and properly use company proprietary information, assets and resources, as well as those of our customers, vendors and collaboration partners, which are entrusted to us;

•	Maintain confidentiality of the company’s non-public information;

•	Protect the company’s assets and ensure their efficient use; and

•	Take the initiative to promptly report any violation or possible violation of The Code in accordance with the reporting procedures set forth in The Code.

What if you become aware of an actual or potential violation of The Code or a law, regulation or company policy?

You are required to report to the company any known or suspected violations of The Code or any laws, regulations or company policies applicable to Seattle Genetics’ business. You must also report any requests to do something that might be a violation. You are further encouraged to report ethical concerns or issues that do not relate directly to a law, regulation or company policy. The Compliance and Reporting section below outlines how you can submit reports, raise concerns, or ask questions.

Why is it important to make a report?

The company needs to know about concerns you have so that potential compliance or ethical issues may be investigated and addressed quickly and appropriately. When you make a report, you help yourself, your peers, and the company. It is often appropriate to address an issue by speaking directly to the individual with whom there is an issue, or by speaking to your supervisor or department head; yet sometimes you are not in a position to do that. Unless you do speak up, however, the company may not have the chance to investigate and address the situation. If you are not sure where to make a report or are not comfortable taking your concern anywhere else, make a report to the Compliance and Ethics Hotline. If you are not sure about the right thing to do and need advice, please seek help promptly from a human resources representative or a company attorney. The key is to speak up and bring concerns out into the open. Timely reporting may prevent harm, or help to resolve problems quickly before any harm worsens.

What happens when you make a report?

When you make a report, Seattle Genetics will investigate the matter and take corrective action when necessary. Corrective actions may include revision of a policy or procedure; clarification of training; and/or disciplinary action against an employee. Seattle Genetics does not tolerate retaliation against any employee for making a good faith complaint or report of a potential violation or for bringing inappropriate conduct to the company’s attention. Supervisors must take appropriate measures to prevent retaliation in their areas of responsibility.

What are the costs of disregarding The Code and policy responsibilities?

There are many potential costs, both to the company and to individuals, and the impact could be significant. Noncompliance may result in serious safety consequences, including personal injury to customers, coworkers, or members of the community. Noncompliance may also result in serious legal consequences for the company, including regulatory action, court action, fines, delay of product approvals, rejection of clinical trial results, seizure or recall of our products, or shutdown of our facilities. In extreme situations, the company could even suffer criminal consequences or be prohibited from selling products to government programs. All of these would adversely impact Seattle Genetics by damaging the company’s reputation and the public’s trust in Seattle Genetics. Disciplinary action, up to and including termination of employment, may be taken against any employee who violates The Code or any law, regulation or company policy applicable to Seattle Genetics’ business. See also the section of The Code regarding Employee Penalties for Violations.

How do you make an ethical decision when you are unsure what to do?

In some situations, it is not easy to know the right action to take. It is important that you have a way of evaluating these situations. If you are unsure what to do, seek guidance before you take action. Contact the Compliance Officer, Kirk Schumacher, your supervisor, a human resources representative, or a company attorney. Business results are never more important than exercising good judgment and making correct choices. If something seems inappropriate, it probably is.

Compliance and Reporting Policy

A culture of compliance is best achieved in an environment that promotes open communication, including open and candid discussion of concerns about compliance with applicable laws, regulations and company policies. All managers are responsible for creating and maintaining a work environment that encourages asking questions about legal and regulatory compliance and the reporting of concerns regarding business conduct.

It is Seattle Genetics’ policy to provide an effective process for employees to express concerns or report potential violations in good faith regarding Seattle Genetics’ business conduct without retaliation or intimidation, in accordance with applicable laws and regulations, and to encourage the reporting of any such concerns. This policy sets forth information and resources for Seattle Genetics employees to ask questions and report concerns regarding legal and regulatory compliance.

Asking Questions and Reporting Potential Violations

Issues can be most effectively resolved—and harm most quickly prevented or minimized—when employees understand their compliance obligations and the company is made aware of known or suspected violations of applicable law, regulation or company policy.

Employees are encouraged to ask questions about Seattle Genetics’ compliance policies, procedures and practices and are expected to do so (i.e., ask questions) if they are unsure as to whether an action, activity or decision is consistent with law, regulation or company policy.

If an employee becomes aware of any known or suspected violations of the The Code or any law, regulation or company policy applicable to Seattle Genetics’ business, you are required to report the matter promptly using any one of the means provided below and all such reports shall be handled in accordance with Seattle Genetics, Inc. Whistleblower Policy for Employees Who Report Violations of Law (“Whistleblower Policy”).

You may ask questions, submit reports of potential violations or raise concerns in any of the following ways:

•

Contact your supervisor if you are comfortable approaching him or her about any potential violation, question or concern. If the person whose behavior is an issue is your supervisor or is in your line management, you may choose to raise the issue with that individual directly; however, if you feel that he or she does not resolve your concern to your satisfaction, or if you are not comfortable discussing the situation with him or her directly, you should submit a report through another approved reporting channel (such as to the Compliance Officer or through the Compliance Hotline).

•	Contact a human resources representative or company attorney.

•	Contact the Compliance Officer, Kirk Schumacher, by telephone at 425-527-4000 or by email at compliance@seagen.com.

•

Contact the Compliance Hotline at (866) 623-2821. The hotline is staffed by an independent firm and is available 24 hours a day, 7 days a week. You may report anonymously if you choose. If you do choose to remain anonymous, it is not ethical and not possible for the company to determine your identity from the independent firm. You may instead choose to provide your name but request that your name be kept confidential by Seattle Genetics; your identity will be protected to the extent this is possible consistent with the company’s interests and legal obligations.

•

Complaints regarding accounting, internal accounting controls, or auditing matters should always be reporting directly to the Compliance Officer or Compliance Hotline in accordance with the company’s Whistleblower Policy.

Non-Retaliation Policy

In accordance with applicable laws and regulations and our Whistleblower Policy, Seattle Genetics prohibits any form of retaliation or intimidation against an Seattle Genetics employee for reporting a compliance concern in good faith or for good-faith participation in any investigation or other proceeding related to such a report, even if Seattle Genetics ultimately concludes that there was no violation. This includes reports made through the Compliance Hotline, or those made through any other appropriate means.

Seattle Genetics employees who engage in retaliation or intimidation in violation of this Policy will be subject to disciplinary action, up to and including termination, to the extent permitted by local laws. Any person who retaliates against another person for reporting actual or potential violations of law or regulation also may be subject to criminal and civil liability under U.S. federal and state laws and the laws of other countries.

Respect for All

It is Seattle Genetics’ policy to provide employees with a healthy, safe and productive environment in which to work. This environment extends beyond the physical surroundings and includes how employees treat one another. Employees must (i) recognize the importance of mutual respect when dealing with our fellow Seattle Genetics employees, and (ii) always deal fairly with our co-workers and never take unfair advantage of them.

Equal Opportunity and Nondiscrimination

Seattle Genetics is an equal opportunity employer. We recognize the value of committed employees who feel they are being treated in an equitable and professional manner. We strive to find ways to attract, develop and retain highly qualified individuals representing the diverse communities in which we live. Employment policies and decisions such as recruiting, hiring, compensation, benefits, promotions, transfers, termination, company-sponsored training, education, social and recreational programs are made in a non-discriminatory manner, without regard to: race, color, creed, religion, sex, national origin, ancestry, age, marital status, sexual orientation, gender expression or identity, veteran’s status, citizenship, disability (as defined by applicable law), genetics/genetic markers, or any other characteristic protected by law. Additionally, Seattle Genetics complies with the “Americans with Disabilities Act” (ADA), and other applicable laws prohibiting discrimination against individuals with disabilities.

Employees are expected to bring any problem, complaint or concern regarding any alleged employment discrimination to the attention of the Human Resources Department, or alternatively to the Compliance Hotline. If there is a concern regarding conduct believed to be discriminatory, employees are encouraged to make any such reports use any of the means set forth under the heading “Compliance and Reporting Policy.”

Please see Seattle Genetics’ Employee Handbook regarding further details of the company’s employment practices.

Harassment

Seattle Genetics is committed to providing a work environment that is free from all forms of unlawful discrimination and harassment. Harassment of any employee on the basis of race, color, creed, religion, sex, national origin, ancestry, age, marital status, sexual orientation or gender identity/expression, veteran’s status, genetics/genetic markers, and/or the presence of any physical, mental, or sensory disability or any other characteristic protected by law is a serious violation of Company policy. Seattle Genetics will not tolerate unlawful harassment. Employees are encouraged to report incidents of harassment to Human Resources, and managers are required to do so.

Please see Seattle Genetics’ Employee Handbook regarding further details of the company’s anti-harassment policies.

Substance Abuse

Seattle Genetics complies with the Drug Free Workplace Act of 1988. Employees are expected to report to work on time and in appropriate mental and physical condition. Employees should not enter or perform work in the labs if under the influence of drugs or alcohol.

Compliance with Laws and Regulations

Laws and regulations are ever-present in the healthcare industry, affecting virtually every area of the Company’s business. Regardless of your position with Seattle Genetics, there are legal, regulatory and ethical standards that must be understood and upheld. The Company’s success depends on each employee knowing and adhering to the legal and regulatory requirements that affect his or her job. Compliance with laws and regulations is at the heart of The Code. But legal compliance is just the starting point. Meeting our legal obligations lays a solid foundation for the highest ethical standards, including our insistence on absolute integrity in everything that we do.

Government Inquiries and Investigations

It is Seattle Genetics’ policy to cooperate with all reasonable requests concerning company operations from federal, state, municipal and foreign government agencies, such as the Food and Drug Administration, the Drug Enforcement Administration, the Securities and Exchange Commission and the Department of Justice. However, employees should consult with the Legal Department or Regulatory Affairs, as appropriate, before responding to these requests, submitting to an interview, or allowing government officials to have access to company facilities and documents or to take photographs or conduct interviews. If an employee is unclear about his or her area’s procedures for responding to such requests, he or she should notify Regulatory Affairs or the company’s Legal Department and wait for instructions before proceeding.

Insider Trading

The U.S. securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of “material non-public information” concerning that company. These laws also prohibit persons who are aware of such material nonpublic information from disclosing, or “tipping,” this information to others who may trade.

It is important that each employee understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the SEC and the Financial Industry Regulatory Authority investigate and are very effective at detecting insider trading. The SEC, together with U.S. Attorneys, pursues insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Violations of the securities laws are very serious, and can expose you to civil liability, penalties and criminal sanctions.

The Seattle Genetics Board of Directors has adopted an Insider Trading Policy designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with the Insider Trading Policy. Failure to comply with this policy may subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with the policy results in a violation of law. If there are any questions about the Insider Trading Policy, or if it is unclear whether the purchase or sale of securities would violate the policy, please contact the Compliance Officer.

Healthcare Laws

Seattle Genetics is subject to various federal and state healthcare statutes, regulations and guidance. Seattle Genetics is committed to full healthcare law compliance in the United States as well as internationally.

In the United States, healthcare law compliance seeks to:

•	reduce fraud and abuse in federal healthcare programs (Medicare and Medicaid);

•	eliminate the improper influence of financial incentives on medical judgment;

•	protect patients and improve the quality of healthcare services;

•	reduce the cost of healthcare; and

•	ensure the proper use of taxpayer money.

All Seattle Genetics employees must comply with all laws relating to the conduct of business in the pharmaceutical industry. The following sections briefly describe some of our healthcare regulatory obligations in the industry. For a more in-depth understanding of the various statues, and regulations, see the company’s Compliance and Ethics Manual.

Fraud and Abuse Statutes

Healthcare fraud and abuse laws prohibit undue influence in the prescription of products and the promotion of off-label products. To that end, Seattle Genetics employees must never give, offer, or promise anything of value to anyone in order to improperly influence that person or institution regarding the prescribing, registering, recommending, dispensing, promoting, purchasing, placing on a formulary, reimbursement or facilitating of access to approved Seattle Genetics products. Such behavior may implicate or violate the various healthcare state and federal fraud and abuse statutes, including the Anti-Kickback statutes.

Patient Privacy

During the regular course of business, Seattle Genetics employees may have the opportunity to view a person’s medical records or other personal medical information. This information is entrusted to Seattle Genetics with the understanding that it will be kept confidential. Employees must guard the confidentiality of all medical information in their possession. In fact, the disclosure of confidential medical information is strictly prohibited by law in most countries.

Regulatory Compliance

Seattle Genetics operates in a highly regulated environment. The agencies that regulate its business include the FDA, the U.S. Federal Trade Commission (FTC), the SEC and many other federal, state and local agencies. All Seattle Genetics employees must comply with the regulatory requirements of these agencies to the extent applicable to Seattle Genetics’ activities. Employees are expected to take an active role by being knowledgeable about all applicable laws and regulations, attending trainings, and requesting information. Employees are required to immediately report regulatory violations, suspected regulatory violations, or potentially harmful or dangerous conditions to a manager or the Compliance Officer and otherwise to comply with the policies set forth in the company’s Compliance and Ethics Manual.

Research and development in the pharmaceutical field is subject to many legal and regulatory standards, including certain standards relating to ethical conduct of scientific and medical research. The Company requires all of its employees to comply with these standards and regulations.

Product Experience

Seattle Genetics intends to keep medical professionals fully informed of the uses, safety, contraindications and side effects of its products and, where appropriate, their operational requirements and characteristics. The Company will provide this information consistent with the worldwide body of scientific knowledge pertaining to the relevant products and in compliance with all applicable requirements of good medical practice and government regulation.

Foreign Corrupt Practices Act

Seattle Genetics does business with integrity, and that holds true when dealing with governments, both at home and overseas. The company and its employees may not improperly attempt to influence government officials. The fact that in some countries anti-bribery laws are poorly enforced or that bribes are expected and customary does not justify noncompliance.

Anti-corruption regulations apply to all our operations around the globe, and each employee must adhere to those laws. It is illegal and against our policy to offer to government officials anything of value, including gifts, favors, or entertainment, to facilitate business, including government use or approvals of our products. “Government officials” include federal, state or local government employees, political candidates or even employees of businesses that are owned by the government. Remember also that Seattle Genetics cannot hire third parties to do something the company may not do directly; our agents and consultants are held to the same rules that we are.

Minor payments to government officials to expedite the performance of routine governmental actions, such as the processing of paperwork or granting of a permit, are not prohibited under the Foreign Corrupt Practices Act. However, it can be hard to tell when a facilitating payment crosses the line and becomes a bribe. For your protection and Seattle Genetics’, always seek pre-approval from the Legal Department before offering any payment directly to a government official. Please note that in many countries healthcare professionals may be considered government officials and as a result, you should be careful in your interactions with foreign healthcare professionals.

Consequences for violating anti-corruption regulations are severe, including fines and prison terms for the individuals involved and fines for the company.

Record Keeping and Reporting

Seattle Genetics understands the importance of truthful and accurate records to the company’s reputation and the integrity of the markets in which we do business. The company’s business and accounting records, public disclosures, and reports and filings prepared for submission to a government agency must be truthful, accurate, fair and understandable given their intended use.

The company’s accounting records must accurately and fairly reflect the underlying transactions and each of us must ensure that the reporting of business information within our control is accurate, honest, timely and representative of the facts. It is each employee’s responsibility to ensure that all transactions are properly recorded, and are authorized by the appropriate individual(s) within the company. Seattle Genetics will not intentionally falsify or render misleading any book, record or account that reflects company transactions or dispositions of company assets. If an employee prepares reports or records based on information provided by others, it is the duty of that employee and others to exercise reasonable care to be sure that those reports or records do not contain misrepresentations or misleading information.

The company is committed to providing investors with full, fair, accurate, timely and understandable disclosure in its reports and other filings with the SEC and its other communications with the public. To this end, to the extent an employee becomes aware of proposed or actual disclosure that is misleading or incorrect, that employee must inform management of the error. In addition, Seattle Genetics will maintain books and records that accurately and fairly reflect the Company’s transactions and maintain a system of internal controls that provide reasonable assurances that material information about the Company is made known to management. It is each employee’s responsibility for maintaining effective internal controls, while it is the company’s responsibility to upgrade these controls as circumstances dictate.

Document Retention

All company records (as defined in the Seattle Genetics Document Retention Policy) must be maintained stored, and when appropriate, destroyed in accordance with the Seattle Genetics Document Retention Policy. Each employee is expected to be familiar with the specific requirements of the Document Retention Policy.

In addition, any record, in paper or electronic format, relevant to a threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit may not be discarded, concealed, falsified, altered, or otherwise made unavailable, once you have been made aware of the existence of a need to maintain such information by the company’s Legal Department. When in doubt regarding retention of any record, employees must not discard or alter the record in question and should seek guidance from the Legal Department.

Avoidance of Conflicts of Interest

Seattle Genetics employees have an obligation to act in the best interests of the company. Therefore, all employees must be free from actual or potential conflicts of interest when dealing with other persons or business entities on behalf of Seattle Genetics. A conflict of interest arises whenever an employee permits the prospect of direct or indirect personal gain to improperly influence the manner in which he or she conducts the company’s business. Even the appearance of a conflict can damage your reputation and that of the company. While employees want to be free to make personal investments and enjoy social and business relations, employees must not have any personal interests that conflict with those of Seattle Genetics, or that might influence or appear to influence our judgment or actions in performing our duties.

If an employee has any questions about a potential conflict of interest, or if an employee becomes aware of an actual or potential conflict of interest, and the employee is not an officer or director of Seattle Genetics, that employee has a duty to act by notifying his/her manager, who will consult with the Compliance Officer and determine whether the employee may proceed. If the manager is involved in the potential or actual conflict, employees should discuss the matter directly with the Compliance Officer. Officers and directors may seek authorization for conflicts only from the Audit Committee of the Board of Directors.

Situations that can present potential conflicts include:

•	offering or accepting gifts and entertainment;

•	doing business with family and friends;

•	outside employment and other outside activities; and

•	corporate opportunities.

Gifts and Entertainment

Gifts, entertainment and things of value (“gratuities”) are useful tools for creating goodwill and establishing sound working relationships with suppliers and potential customers. Gratuities are never appropriate if they create any kind of obligation, are given with the intent to gain improper advantage with customers or in many cases provided to government officials, or to create an appearance of bias. Offering or accepting a gratuity under those circumstances is likely to put you and Seattle Genetics in a difficult situation and should be scrupulously avoided.

Gratuities include gifts, entertainment, items of value, travel, lodging, goods, services, meals, discounts, favors or anything offered or given because of a business relationship. Gifts may be offered or accepted only if they:

•	are consistent with customary business practices;

•	are consistent with the Compliance and Ethics Manual;

•	are not excessive in value;

•	are not in violation of applicable law or ethical standards (including the Federal Acquisition Regulations or FAR); and

•	will not embarrass Seattle Genetics or the recipient if publicly disclosed.

It is never appropriate to offer or accept a gratuity in cash or cash equivalents. If employees are offered a gratuity that is inappropriate, you should decline. Employees may however receive or provide a business courtesy of nominal value, which is defined as an amount not to exceed $20, for a (i) lifetime event, including but not limited to, a death, birth or marriage of the employee/vendor or a close family member, or (ii) religious holiday.

Seattle Genetics’ interaction with its government customers should be free from the perception that favorable treatment was sought, received, or given in exchange for gratuities. As a general rule, Seattle Genetics’ employees must not give anything of value (including, but not limited to, money, services, loans, travel, entertainment, or meals) to government employees or officials for any reason. Providing gifts of even a nominal value to government employees or officials can create, at minimum, an appearance of impropriety that Seattle Genetics wishes to avoid.

Gratuities and payments to physicians and teaching hospitals must be reported in the manner prescribed in the Compliance and Ethics Manual in accordance with federal and state laws, including the Physician Payments Sunshine Act. If you have questions concerning the reportability of a gift or payment, you should contact the Compliance Officer.

Doing Business with Family and Friends

A conflict of interest can arise if an employee (or your spouse, relative, or close friend) has a personal stake in a company that supplies or seeks to supply goods or services to Seattle Genetics, is an Seattle Genetics customer or potential customer, or is an Seattle Genetics competitor. These situations call for extra sensitivity to security, confidentiality of information and conflicts of interest. All employees are required to review with their managers any such situation to assess the nature and extent of any concern and how it can be resolved. Employees may not use personal influence to induce Seattle Genetics to do business with a company in which our family or friends have a personal interest.

Employees may not evade the provisions of The Code or of any corporate policy or procedure by asking or allowing another person to do something that The Code, policy or procedure prohibits the employee from doing personally or directly. For example, the investments of immediate family or household members can result in a conflict of interest no different than if the employee owned the investment himself or herself. Similarly, a gift to a Seattle Genetics employee’s spouse can raise the appearance of a conflict. If you have questions in this area, please consult with your manager or the Compliance Officer.

Corporate Opportunities

Seattle Genetics employees are obligated to advance the company’s legitimate business interests to the best of our abilities. An employee may not take for himself or herself a corporate opportunity that is discovered in the course of employment with Seattle Genetics, or that is developed through the use of corporate property, information or position, unless Seattle Genetics has already been offered the opportunity and informed the employee that it will not pursue the opportunity and the pursuit of such opportunity is otherwise permissible under applicable laws, regulations and the company’s other policies.

Protecting Company Assets

All employees must have an interest in protecting Seattle Genetics’ assets and promoting their efficient use. The following sections discuss, in particular, the protection and use of Seattle Genetics’ physical property, information technology systems and equipment, intellectual property, and proprietary information.

Protecting Physical Assets

Seattle Genetics employees have an obligation to safeguard and maintain the company’s facilities, vehicles, equipment and supplies and to ensure that they are being used for legitimate business purposes. Employees should exercise care in using all Seattle Genetics property and bring to the attention of their manager or the Compliance Officer, any waste, misuse, destruction or theft of Seattle Genetics property, as well as any improper or illegal activity. Any act by a Seattle Genetics employee that involves theft, fraud, embezzlement, or misappropriation of any property or funds (whether owned by Seattle Genetics or someone else) is prohibited and will likely result in immediate termination and potential legal action.

In general, employees may use Seattle Genetics funds, resources, information technology (“IT”) systems (such as the internet and email), telephones, supplies and other assets only for business-related purposes and in a manner that promotes their efficient use.

Please consult Seattle Genetics’ policies on the use of company assets, including the company’s IT systems.

Protecting Intellectual Property

Seattle Genetics’ intellectual property (such as ideas, inventions, discoveries, trade secrets, copyrighted material, patented material and trademarks) is a valuable corporate asset. Seattle Genetics generally owns everything (including products, processes, information, data, plans, models, financial data, software, documentation, methodologies and other materials, and all related intellectual property) that is created or modified by Seattle Genetics employees in connection with their jobs, produced using Seattle Genetics resources, or related to Seattle Genetics’ business or demonstrably anticipated research. Upon commencing employment with Seattle Genetics, each employee is required to enter into a Proprietary Information and Inventions Agreement (“PIAA”) pursuant to which he or she agrees that Seattle Genetics owns, and assigns to Seattle Genetics, all of the items and intellectual property described in the preceding sentence.

To safeguard Seattle Genetics’ intellectual property assets, employees will:

•	protect Seattle Genetics’ assets from unauthorized use, copying and disclosure;

•	affix appropriate trademark, service mark, and copyright symbols and confidentiality legends to Seattle Genetics assets as directed;

•	assist Seattle Genetics, both during and after employment with Seattle Genetics, to obtain patent and other intellectual property protection for Seattle Genetics assets in accordance with the PIAA;

•	promptly disclose to management and the Legal Department any intellectual property employees develop that Seattle Genetics owns (as described above); and

•	assist Seattle Genetics to identify situations where a third party is making unauthorized use of a Seattle Genetics asset or intellectual property.

Employees also will respect the intellectual property rights of third parties, as further described elsewhere in The Code and in company policies.

Protecting Proprietary Information

Information employees develop or to which employees gain access in connection with employment at Seattle Genetics is an important corporate asset that must be used only for Seattle Genetics business purposes. Protecting this information plays a vital role in our continued growth and ability to compete, and all proprietary information should be maintained in strict confidence and in accordance with the PIAA, except when disclosure is authorized by Seattle Genetics or required by law.

Our Vendors, Consultants and Other Business Partners

Seattle Genetics values the quality of relationships with its suppliers and vendors and also recognizes that it is in the company’s best interest to ensure that all purchases of goods and services are based solely on quality, service, price and suitability. Employees who have responsibility for engaging suppliers or vendors should approach these duties with diligence.

Fair Dealing & Competition

Seattle Genetics’ products must be marketed and sold fairly and honestly, solely on the basis of their quality, capabilities, price, service level and other legitimate attributes. The company intends to succeed in the marketplace through superior performance, not by unethical or manipulative practices. When conducting Seattle Genetics business, employees will deal fairly with all third parties, including vendors, financial institutions, competitors, and all others with whom employees interact for a Seattle Genetics business-related purpose. When transacting business, employees will not misrepresent material facts, manipulate or conceal non-confidential business information necessary to understand a proposed business transaction, disclose or threaten to disclose confidential business information, or otherwise engage in any other type of unfair dealing or practice.

Fair competition laws, including the U.S. antitrust rules, limit what the company can do with another company and what the company can do on its own. Generally, the laws are designed to prohibit agreements or actions that reduce competition and harm consumers. Employees may not enter into agreements or discussions with competitors that have the effect of fixing or controlling prices, dividing and allocating markets or territories or boycotting suppliers or customers. U.S. and foreign antitrust laws also apply to imports and exports.

Failure to comply with these laws can lead to criminal prosecution and fines for companies as well as individuals and jail terms for individuals. An individual responsible for areas of the business where these laws apply must be aware of them and their implications and, in particular, know how they apply in the country where he or she operates. These laws are complex, and those outside the United States may be more stringent than U.S. laws. Employees are expected to ask for advice from the company’s Legal Department before acting in any way that may implicate these competition laws.

Documentation of Expenditures

Employees may make expenditures on behalf of Seattle Genetics only if authorized to do so. Goods and services will be procured in compliance with the Company’s purchasing policies and procedures, and employees will complete required documentation accurately and timely.

Vendor Selection

When purchasing materials or services, including the services of consultants, each employee will strive to ensure that Seattle Genetics receives the best available services or materials based on competitive terms and prices.

Third-Party Information

In the normal course of business, employees may acquire confidential information about other companies, including current or potential suppliers and vendors. It is each employee’s duty to safeguard such confidential information in accordance with applicable law, contractual obligations and Seattle Genetics policies. As an example of this principle, an employee may not disclose to Seattle Genetics or use any information that (i) was learned while working for a former employer and (ii) such employee is obligated to keep confidential, whether by the terms of such employee’s agreement with his or her former employer or otherwise.

Advertising, Sales and Packaging

Each employee, in performing his or her duties, is responsible for truthfully conveying product attributes. An employee must not misstate facts or create misleading impressions in any labeling, advertising, packaging, literature or public statements. Employees also must not promote a product for a use other than that specified in the official product label. Omissions of important facts or wrongful emphasis of material may be misleading; the total impression of the message must be balanced. Many laws, regulations, guidelines, policies and procedures are applicable to the sale and marketing of our products, including regulations of the FDA, the PhRMA Code and the OIG (Office of the Inspector General) guidelines, among others. Seattle Genetics provides specific training in these matters to the sales and marketing organization and others in the company involved in these activities. Management will consider disciplinary actions, up to and including immediate dismissal, for violations of these laws, regulations, policies and procedures. Vendors, consultants and third party service suppliers of services in connection with our sales and marketing activities must comply with all applicable laws, regulations, guidelines, policies and procedures. Each employee who engages a third party to perform these activities is responsible to ensure compliance by the third parties.

Seattle Genetics’ Role in the Community

Contacts with the Media and Investment Community

The news media and the financial community are important links to our internal and external audiences, including existing and potential customers such as partners and collaborators, patients, healthcare professionals, investors, analysts, government officials, and shareholders.

What is said or written about Seattle Genetics can impact the company’s reputation and value. The company places great importance on maintaining effective, professional relationships with the news media and the investment community. Information provided to the media and investors must be disclosed in a timely, accurate and consistent manner, without selective or limited disclosure.

It is very important that responses to any inquiries from the press, the financial community or other groups be directed to the Investor Relations Department. Only those employees designated as Seattle Genetics spokespeople may speak for Seattle Genetics. If you have questions in this area, please contact the Investor Relations Department.

Personal Public Statements and Publications

The conduct of Seattle Genetics, like that of other public corporations, is subject to close scrutiny from many sources. For this reason, it is particularly important that any public statement or act attributable to Seattle Genetics be carefully planned and that personal views are kept separate from corporate views.

Each employee must take steps to ensure that private actions are not construed as Seattle Genetics’ actions. For example, if an employee expresses a personal opinion to an audience who may know of the affiliation with Seattle Genetics, it must be clearly stated that any and all comments represent that individual’s opinion and not those of Seattle Genetics (and those opinions may not be imputed to Seattle Genetics).

Proposed articles or other publications authored by Seattle Genetics personnel that deal with the business of the corporation, or draw upon the industry or technical knowledge or expertise of the author in his or her capacity as a Seattle Genetics employee, must follow the appropriate procedures for disclosure.

Non-Retaliation

The Company complies with all applicable laws that protect employees against unlawful retaliation in response to reporting possible violations of The Code, or participating in or cooperating with investigations pursuant to this policy. If any Seattle Genetics employee believes he or she has been subjected to such unlawful retaliation by the Company, he or she may file a complaint with the Compliance Officer. If it is determined that the employee has experienced any improper employment action in violation of this policy, we endeavor to promptly take appropriate corrective action.

Receiving, Investigating and Resolving Complaints

Upon receipt of a complaint, the Compliance Officer will determine whether the information alleged in the complaint pertains to The Code. If so, the Compliance Officer will either directly investigate or appoint one or more internal and/or external investigators to promptly and fully investigate each viable claim. The Compliance Officer will confidentially inform the reporting person (if his or her identity is known) that the complaint has been received, and will provide him/her with the name and contact information of the investigator assigned to the claim.

The confidentiality of the employee submitting the complaint will be maintained to the fullest extent possible, consistent with the need to conduct an adequate investigation. In the course of any investigation, the company may find it necessary to share information with others on a “need to know” basis. As needed, the Compliance Officer and/or investigator(s) will interview witnesses, collect documents, and consult with others in the company. It is the company’s policy to employ a fair process in its investigation of violations of The Code.

If any investigation indicates that a violation of The Code has probably occurred, Seattle Genetics will take action appropriate under the circumstances. If the company determines that an employee is responsible for a Code violation, he or she will be subject to disciplinary action including possible termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action also may be taken to deter any future Code violations.

Waivers under The Code

While some of the policies contained in The Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be permissible. Any request by an executive officer or director for a waiver of any provision of The Code must be in writing and addressed to the Chair of the Audit Committee, with a copy to the Compliance Officer. Any request by any employee who is not an executive officer or director for a waiver of any provision of The Code must be in writing and addressed to the Compliance Officer. With regard to executive officers and directors, the Board of Directors will have the sole and absolute discretionary authority, acting upon such recommendation as may be made by the Audit Committee, to approve any waiver from The Code. Any such waiver will be disclosed to the company’s stockholders as required by applicable laws, rules and regulations. With regard to an employee who is not an executive officer or a director, the company’s Compliance Officer will have the authority, acting in consultation with the Chief Executive Officer and the Chair of the Audit Committee when appropriate, to approve any waiver from this Code.

Conclusion

This Code is an attempt to point all of us at Seattle Genetics in the right direction, but no document alone can achieve the level of principled compliance that we are seeking. In reality, each of us must strive every day to maintain our awareness of these issues and to comply with The Code’s principles to the best of our abilities. Before we take an action, we must always ask ourselves:

•	Does it feel right?

•	Is this action ethical in every way?

•	Is this action in compliance with the law?

•	Could my action create an appearance of impropriety?

If an action would elicit the wrong answer to any of these questions, do not take it. We cannot expect perfection, but we do expect good faith and professionalism. If you act in bad faith or fail to report illegal or unethical behavior, then you will be subject to disciplinary procedures. We hope that you agree that the best course of action is to be honest and forthright at all times. Thank you for your cooperation and adherence to The Code.

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